EXHIBIT 3.1

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to be change by the Board of Directors from time to time, subject to applicable law. The fiscal year of the Corporation shall be August 31.